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                                                          Exhibit 99(b)


                          CLAY HOLDING, INC.
                      101 LINCOLN STREET, BOX 729
                        CEDAR FALLS, IOWA 50613
                                                      -----------, 1995

Dear Stockholder and Participant
in the Clay Holding, Inc.
Employee Stock Ownership Plan:

      The Boards of Directors of Clay Equipment Corporation ("Clay Equipment") and its sole stockholder, Clay Holding, Inc. ("Clay Holding"), have approved the sale to Top Air Manufacturing, Inc. ("Top Air") of substantially all of the assets of Clay Equipment. This sale of assets is to be governed by an Asset Purchase Agreement (the "Purchase Agreement") whereby, in exchange for such assets, Top Air would assume certain liabilities of Clay Equipment and deliver to Clay Equipment shares of Top Air common stock equal to the lesser of (i) 750,000 and (ii) that number of shares having a market value of $1,000,000, in either case subject to adjustment.

      As a part of the transaction, and subject to the terms and conditions set forth in the Purchase Agreement, the Clay Holding, Inc. Employee Stock Ownership Plan (the "ESOP") will be terminated and the assets of the ESOP, which will then consist primarily of Top Air common stock, will be distributed to the ESOP participants. Participants in the ESOP will be asked to consider and direct the trustees of the ESOP to vote upon the Purchase Agreement.

      As you know, the assets of the ESOP are set aside to provide retirement funds for our employees. We have been advised by counsel that an ESOP Participant who elects to directly roll over the distribution of his or her Top Air Shares into an IRA or other eligible retirement plan will not incur any federal or state tax as a result of the distribution.

      As described in greater detail in the Prospectus/Information Statement, substantially all of the employees of Clay Equipment will become employees of Top Air immediately upon the closing of the transaction. Moreover, Top Air has agreed that upon consummation of the transaction, it will recognize Local 1728 of the International Association of Machinists and Aerospace Workers as the bargaining agent for employees who were included in its bargaining unit at Clay Equipment. The combined businesses and operations of Clay Equipment and Top Air will be integrated into a modern new facility to be located in Cedar Falls, Iowa. It is expected that construction of this new facility will begin in June 1995 and be completed in January 1996.

       The attached Prospectus/Information Statement sets forth important information in connection with the proposed transaction, and the Board of Directors of Clay Holding requests that the ESOP Trustee and each ESOP participant read it carefully. To approve the sale of substantially all of Clay Equipment's assets to Top Air pursuant to the Purchase Agreement, a majority of the shares of Clay Holding common stock must be voted in favor of it. The Boards of Directors of Clay Equipment and Clay Holding have given careful consideration to each aspect of the proposed transaction and have unanimously concluded that it is in the best interests of Clay Equipment, Clay Holding and the ESOP participants. THE BOARD OF DIRECTORS OF CLAY HOLDING RECOMMENDS THAT EACH ESOP PARTICIPANT DIRECT THE ESOP TRUSTEE TO VOTE HIS OR HER ALLOCATED SHARES FOR THE
PROPOSAL TO APPROVE THE PURCHASE AGREEMENT.                 ---




                   ------------------------------------------------------
                   Leonard J. Hare, President and Chief Executive Officer